May 16, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attention: Timothy Levenberg

Re:          Apex Silver Mines Limited
Registration Statement on Form S-4
Filed January 25, 2005
File No. 333-122286

Dear Mr. Levenberg:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Apex Silver Mines Limited (the “Company”) hereby requests that the effective date of the Registration Statement on Form S-4, Registration No. 333-122286, as amended (the “Registration Statement”), be accelerated so that the same will become effective at 5:00 p.m. Eastern Time, on Wednesday, May 18, 2005, or as soon thereafter as practicable.

In connection with this request pursuant to Rule 461, the Company acknowledges the following:

(1) Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3) The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise the undersigned at (303) 764-9167 or Brian J. Boonstra, of Davis Graham & Stubbs LLP, at (303) 892-7348 when the order declaring the Registration Statement effective is signed.

Sincerely,

/s/ Mark A. Lettes

Mark A. Lettes
Chief Financial Officer